US SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

SEC File No.:  0-18344                               CUSIP Number:  835 765 10 8
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                           NOTIFICATION OF LATE FILING

           [ ] Form 10-KSB [ ] Form 11-K [ ] Form 20-F [X] Form 10-QSB

                     For the fiscal year ended        June 30, 1997
                                               --------------------------


         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification related:

                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant:                           Sooner Holdings, Inc.
                                             -----------------------------------

Former Name if Applicable:                                  N/A
                                             -----------------------------------

Address of Principal Executive
Office:                                 2680 W. I-40, Oklahoma City, OK 73108
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                       PART II -- RULES 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         {------ (a)       The reasons  described in  reasonable  detail in Part
         {                 III of this  Form  could  not be  eliminated  without
         {                 unreasonable effort or expense;
         {
[X]      {------ (b)       The subject  annual report will be filed on or before
         {                 the fifteenth  calendar day following the  prescribed
         {                 due date;  or the  subject  quarterly  report will be
         {                 filed on or before the fifth  calendar day  following
         {                 the prescribed due date; and
         {
         {------ (c)       The accountant's  statement or other exhibit required
                           by Rule 12b-25(c) has been attached, if applicable.

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                              PART III -- NARRATIVE

         State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F, or 10-QSB or portion thereof could not be filed within the prescribed time period.

         One of the Registrant's subsidiaries, SD Properties, Inc., had several transactions in the second quarter which information was late in being provided to the parent for consolidation. The Registrant has just obtained this financial information necessary for completion of the quarterly financial statements. This information could not be compiled timely or resolved without unreasonable effort and expense and for this reason, the Registrant's Form 10-QSB for the quarter ended June 30, 1997 could not be filed when due. The Registrant will file its Form 10-QSB prior to the 5 day time frame prescribed pursuant to 12b-25.

                          PART IV -- OTHER INFORMATION

(1)      Name  and   telephone   number  of  person  to  contact  in  regard  to
         notification:

  R. C. Cunningham II, CEO and President                  (405) 236-8332
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                  (Name)                           (Area Code and Telephone No.)

(2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities Exchange Act of 1983) during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) been filed? If answered No, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? [ ] Yes [X] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              PART V -- SIGNATURES

                              SOONER HOLDINGS. INC.
                              ---------------------
                  (Name of Registrant as specified in charter)

         The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:    August 13, 1997
      ---------------------------

                                        By:   /s/ Lanny R. Lang
                                        ----------------------------------------
                                              Lanny R. Lang
                                              Treasurer

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